                                                                    EXHIBIT 99.3











                                   OLICOM A/S

                             -----------------------

                          Nybrovej 110, DK-2800 Lyngby

                      ------------------------------------

                               CVR No. 76 80 00 14


                  GROUP AND PARENT COMPANY FINANCIAL STATEMENTS

           -----------------------------------------------------------

                          Year ended December 31, 2001
                               17th financial year

TABLE OF CONTENTS                                                       PAGE


General Information ........................................                2
Group Structure ............................................                3
Selected Financial Data ....................................                4
The Directors' Report.......................................            5 - 8
Board of Directors and Executive Management.................                9
Management's Discussion -- the Olicom Group ................          10 - 11
Report of Management .......................................               12
Independent Auditors' Report ...............................               13
Accounting Policies ........................................          14 - 17
Statements of Income -- the Olicom Group....................               18
Balance sheets -- the Olicom Group .........................          19 - 20
Statements of cash flow -- the Olicom Group ................               21
Notes -- the Olicom Group ..................................          22 - 31
Statements of Income -- the Parent Company .................               32
Balance sheets -- the Parent Company .......................          33 - 34
Notes -- the Parent Company ................................          35 - 43

GENERAL INFORMATION


NAME, ADDRESS AND DATE OF INCORPORATION

Olicom A/S
Nybrovej 110
DK-2800 Lyngby

Phone: +45 45 27 00 00
Fax:   +45 45 27 01 01

Olicom A/S was incorporated on December 12, 1984.

REGISTERED OFFICE

Olicom A/S' registered office is located in the Lyngby-Taarbaek municipality.

REGISTRATION

Olicom A/S is registered with the Danish Commerce and Companies Agency under CVR No. 76 80 00 14.

FINANCIAL YEAR

Olicom A/S's financial year corresponds to the calendar year.

SHAREHOLDERS ACCORDING TO THE DANISH COMPANIES ACT, SECTION 28a (SHAREHOLDERS HOLDING MORE THAN 5% OF THE SHARE CAPITAL)

The Lake Fund, Heemmstede, Holland.

INDEPENDENT PUBLIC AUDITORS

Ernst & Young
Statsautoriseret Revisionsaktieselskab
Tagensvej 86
DK-2200 Copenhagen N

KPMG
Borups Alle 177
P.O. Box 250
DK-2000 Frederiksberg

BANKERS

Nordea Bank Danmark A/S
Niels Hemmingsens Gade 24
DK-1001 Copenhagen K

GROUP STRUCTURE

The Olicom Group's legal structure is outlined below.

                                  [FLOW CHART]

All of the Group's foreign affiliated companies, except Olicom, Inc., are being wound-up with a view to liquidation. It is contemplated to merge Olicom Trading A/S and Olicom Ventures A/S with Olicom A/S effective as of January 1, 2002.

SELECTED FINANCIAL DATA

During 2000, the Company's business activities underwent significant change. Comparison figures for 1997 to 1999 cannot be adjusted to present a comparable view of the Company's present activities and therefore have been omitted.

KEY FIGURES (IN THOUSANDS DKK EXCEPT PER SHARE AMOUNTS):

                                                            2000                2001

CONSOLIDATED STATEMENTS OF INCOME
Income (loss) from portfolio companies                     (3,635)            (43,025)
Administrative expenses                                    24,569              17,249
INCOME (LOSS) FROM PRIMARY OPERATIONS                     (28,204)            (60,274)
Other operating income                                        175                 810
Other operating expenses                                      198                 796
Foreign currency gains (losses)                            20,132                 101
Other financial items, etc                                  5,817               6,820
INCOME (LOSS) BEFORE INCOME TAX                            (2,278)            (53,339)
Income tax of net income                                        0                   0
Income of discontinued business operations                 82,735              42,972
NET INCOME (LOSS)                                          80,457             (10,367)

BALANCE SHEET DATA
Working capital                                           221,204             181,410
Total assets                                              307,244             270,598
Total shareholders' equity at end of year                 242,073             228,047

KEY FIGURES
Book value per share at end of year (DKK)                   13.90               13.10
Return on equity (%)                                         39.2                (5.2)
Earnings (loss) per share (DKK)                              4.54               (0.60)
Weighted average shares outstanding                        17,726              17,294
Number of employees at end of year                             10                  10


The key figures have been prepared in accordance with the Association of Danish Financial Analysts' "Recommendations and Key Figures 1997" (Den Danske Finansanalytikerforenings "Anbefalinger og Nogletal 1997") on the basis of the Olicom Group's accounting policies.

THE DIRECTORS' REPORT

OLICOM A/S IN 2001

In the second half of 1999, Olicom sold its main activities in three transactions with Madge Networks N.V., Intel Corporation and Motorola, Inc., respectively.

On May 15, 2000, the Board of Directors announced a new strategic direction for the Company. Going forward, Olicom's business plan will be to initiate or participate in the development of new products and services, which leverage leading edge technology. Business opportunities would be identified both through the Company's internal research and through the solicitation of ventures with start-up companies, which will be offered seed and venture financing and access to the Company's established business network and infrastructure.

In addition to its listing on the Copenhagen Stock Exchange, Olicom's common shares are quoted on the NASD's OTC Bulletin Board(R) under the trading symbol OLCMF.

In accordance with its new strategy, the Company made 5 investments in 2000, while an additional 6 investments were made in 2001.

INVESTMENT IN PORTFOLIO COMPANIES

At year-end, the Company's portfolio consisted of investments in 10 companies.

Sifira A/S

At the end of 2001, Olicom had invested DKK 11.8 million in Sifira A/S and had a 50% holding. During 2001, Sifira completed developing a number of "unified messaging" products, which are offered to telephone companies. Sifira has so far entered into contracts with two companies. The company has a personnel headcount of 17 employees.

Vizion Factory e-learning A/S

In 2000, Olicom invested DKK 5.0 million in Vizion Factory e-learning A/S and has a 4.8% holding. Vizion Factory e-learning produces customized e-learning programs and is also offering standard educational programs regarding PC software. In the first half of 2001, the company experienced disappointing sales, but the second half showed a more positive development, especially with regard to customized solutions to larger enterprises and organizations. The company has a personnel headcount of 26 employees.

Transynergy A/S

Together with Vizion Factory e-learning, Olicom has formed the company Transynergy A/S (former Vizion Factory m-devices A/S). Olicom's investment in Transynergy amounts to 5.2 million and its shareholding is 50%. Transynergy develops a software platform primarily for the use of Business-to-Employee solutions on handheld computers. The target group for the final product will include companies in need of providing complex data (such as service manuals, etc.) to traveling employees. The company has a personnel headcount of 14 employees.

GoPinocchio ApS

Olicom has invested DKK 3.6 million in GoPinocchio ApS and has thereby acquired a 28.2% holding in the company. GoPinocchio is a system integration company within mobile solutions. GoPinocchio specializes in providing mobile solutions, which optimize the corporate clients' services to customers and employees. In addition to its consulting services, GoPinocchio offers a number of products to selected industries in the international market for mobile solutions. The company has a personnel headcount of 13 employees.

Interactive Television Entertainment ApS

Olicom has invested DKK 10 million in Interactive Television Entertainment ApS ("ITE") and has a 50% holding in the company. ITE is especially known for its Hugo game character, which today is present in more than 30 geographical markets where ITE's world-leading interactive TV concept supports the sale of its games to PC, Sony PlayStation, Nintendo Game Boy, Set Top Boxes based on the Open TV standard and Internet portals. ITE is one of few companies in Scandinavia that possess the know-how and technology for developing multi-platform games and ITE expects to be able to capitalize on this advantage by forging strategic partnerships with other game vendors who are focused on a single platform. The company has a personnel headcount of 60 employees.

Hymite ApS

Olicom's investment in Hymite ApS amounts to DKK 9.0 million and its shareholding is 16.9%. Hymite will provide complete solutions for manufacturing and packaging optical modules deployed within the high growth telecommunications market. Hymite's concept for multifunctional optical modules will provide drastic cost savings compared to existing state-of-the-art technologies where components are deployed separately. Hymite has several patents pending on the basis of its technology. The company has a personnel headcount of 19 employees.

LH Comlog A/S

Olicom has invested DKK 6.3 million in LH Comlog A/S and owns a 14,5% holding in the company. Comlog is a wireless technology company that develops and markets fleet management systems. Comlog has developed fleet management software and a range of wireless data terminals based on Global System for Mobile Communications (GSM) and the Global Positioning System (GPS). While GSM lets a terminal communicate with a host computer from anywhere in Europe and most of the world, the GPS technology enables the terminal to determine its own position with an accuracy of a few meters. The company has a personnel headcount of 23 employees.

Scalado AB

Olicom has invested DKK 6.4 million in the Swedish company Scalado AB in return for 22.2% of the shares in the company. Scalado, which is located in Lund, Sweden, has developed patent pending solutions for rendering and transferring digital image information independent of communication technology. Scalado's Image Zoom software minimizes the amount of data sent from a web server when a visitor views an image and provides unique zooming functionality. Both image presentations on the Internet and within the emerging market for mobile data communication will benefit from the minimization of bandwidth. The company has a personnel headcount of 16 employees.

Mobite A/S

Olicom's investment in Mobite A/S amounts to DKK 8.2 million and its shareholding is 17.2%. Mobite's enterprise software platform, TIMEngine(TM), is a service automation solution targeted at larger enterprises within the service industry. TIMEngine(TM) facilitates the optimisation of service resource utilization and improved cost efficiency of service facilities. TIMEngine(TM) has been developed in cooperation with Mobite's American partner Xtime Inc. (which owns a substantial shareholding in Mobite). Mobite is the exclusive vendor of TIMEngine(TM) in Europe. The company has a personnel headcount of 17 employees.

Decuma AB

Olicom has invested DKK 5.0 million in the Swedish company Decuma AB in return for 8.5% of the shares in the company. Decuma, which is located in Lund, Sweden, develops and markets handwriting recognition software for handheld devices like mobile phones, PDAs, PC Tablets and Digital Pens. Decuma's first customers are Japanese PDA manufacturer Casio and the Swedish Digital Pen manufacturer Anoto. Decuma's patented Geometrical Invariant Technology (GIT) adds several advantages compared to traditional methods for handwriting recognition, including higher precision in recognizing characters and recognition of rotated, angled and shaky writing. The company has a personnel headcount of 23 employees.

Danacell A/S

At the end of 2001, Olicom entered into an agreement to invest in Danacell A/S. The investment closed at the beginning of 2002. Danacell has developed and patented a new type of polymer-membrane electrolyte for use in rechargeable lithium polymer and lithium ion batteries. The advantages of the membrane are expected to be a substantially increased energy density as well as a substantially increased peak current. Danacell's immediate plan is to complete development of the lithium polymer technology and license it to battery manufacturers. It is expected that the underlying principles for Danacell's patented polymer technology can be used to develop polymers that increase the efficiency of fuel cells.

Juize A/S

Olicom's first portfolio company Juize A/S was sold to the English public company RTS NetWorks PLC ("RTSe") in July 2001. The consideration received by Olicom consisted of shares in RTSe, and as part of the agreement Olicom further subscribed for additional new shares in RTSe. Subsequently, RTSe experienced considerable financial difficulties; as a result, Olicom determined to write off its shareholding in RTSe.

DIVESTED AND DISCONTINUED BUSINESS OPERATIONS

In 2001, Olicom continued to fulfill the obligations the Company assumed in connection with transactions implemented in 1999 with respect to the divestiture of certain business activities (the "1999 Transactions") as well as other agreements relating to discontinued business operations. The Company's restructuring has generally been completed with lower costs than expected when the Company announced its 2000 full year results. Accordingly, part of the provisions with respect to the 1999 Transactions and subsequent restructuring has been reversed.

Some activities in connection with the restructuring are still outstanding. These are primarily relating to the final winding up of foreign affiliated companies and leases, the fulfilment of various warranty and service obligations and unsettled employee matters. Olicom has accrued provisions to cover the currently expected costs in this regard.

Olicom's discontinued production of equipment used in local area networks was undertaken by contract manufacturers in Thailand, from which the equipment was imported to Denmark. For this importation, the Company paid customs duty in accordance with the rating specified by Danish customs authorities. In 2001, the EU Court of Justice rendered a judgment that directed that a lower rate of customs duty be utilized with respect to the importation of the abovementioned equipment than the one applied by Olicom from 1996 to 1999. In this connection, Olicom made a demand for a refund of excess customs duties paid from 1996 to 1999. On the basis of the available information from the customs authorities, the Company has recorded DKK 29 million as income in the Financial Statements for 2001, representing the expected refund, with the addition of interest through December 31, 2001. Of this amount, DKK 7.8 million was received at the end of 2001.

Also at year-end, Olicom received DKK 3 million from the refund of VAT relating to the Company's canteen.

RESULTS

For 2001, Olicom's net result was a loss of DKK 10.4 million. The result exclusive of the result from portfolio companies was a profit of DKK 32.7 million, which compares to the earlier announced expectation of a loss of approximately DKK 5 million. This positive deviation is primarily caused by the recognition of the earlier announced claim for refund of customs duty in the amount of DKK 29 million, of which DKK 7.8 million was already received at the end of 2001. The result from portfolio companies, which comprises Olicom's share in the operating result, amortization of goodwill and write-downs, amounted to a loss of DKK 43 million.

DEVELOPMENTS IN 2002

Since the end of the financial year, no material matters have occurred with respect to the Company.

EXPECTATIONS FOR 2002

With a present portfolio of 11 companies, Olicom expects its efforts to be concentrated on the continued development of its portfolio companies. As a result, the Company's new investments in 2002 are expected to be less than in 2001. Olicom therefore expects to be making 2 to 4 investments in new portfolio companies in 2002. These investments and additional investments in existing portfolio companies are expected to be in the range of DKK 75 million in total.

Olicom's existing portfolio companies are still primarily in the establishment phase and are in total expected to record a negative result in 2002. In the Company's opinion two or three investments may be exited in late 2002. As a matter of caution, however, such possible profits are not included in the expected result for 2002. On the basis of these assumptions, the Company expects to report a net loss in the range of DKK 60 million for 2002. This loss will primarily stem from Olicom's share in the portfolio companies' operating result and amortization of goodwill.

DIVIDENDS

It is proposed that no dividends are paid for 2001.

BOARD OF DIRECTORS AND EXECUTIVE MANAGEMENT

BOARD OF DIRECTORS:

Lars Eskesen, Chairman
Member of the Board of Directors of Dansk Erhvervsinvestering A/S, Uniinvest Management A/S, Symbion Capital I A/S and Sreg.com A/S.

Ralf Egede Andersen, Deputy Chairman
Chairman of the Board of Directors of PCB Systems A/S, SYNTAX A/S and Advoforum A/S. Member of the Board of Directors of Tpack A/S.

Kriss Damon

Monica Graham

Eric Korre Horten, Attorney
Chairman of the Board of Directors of PLH arkitekter as and Wapmore A/S and member of the Board of Directors of Candor Kemiske A/S, Ejendomsselskabet grundstenen, IOB Holdings A/S, Murermester Bjarne Dam A/S, Leonhard Research A/S, Neohorm A/S, Vesta af 1/6 1992 A/S and IOB Holdings A/S.

Boje Rinhart
Chairman of the Board of Directors of Interactive Television Entertainment ApS and member of the Board of Directors of Sifira A/S, Transynergy A/S, Vizion Factory e-learning A/S, Comlog A/S and Scalado AB.

EXECUTIVE MANAGEMENT:

Boje Rinhart, President and Chief Executive Officer.

MANAGEMENT'S DISCUSSION -- THE OLICOM GROUP

ACCOUNTING POLICIES, ETC.

These Financial Statements have been made in accordance with the same accounting policies as the Financial Statements for 2000.

RESULTS

For 2001, Olicom's net result was a loss of DKK 10.4 million. The result exclusive of the result from portfolio companies was a profit of DKK 32.7 million, which compares to the earlier announced expectation of a loss of approximately DKK 5 million. This positive deviation is primarily caused by the recognition of the earlier announced claim for refund of customs duty in the amount of DKK 29 million, of which DKK 7.8 million was already received at the end of 2001. The result from portfolio companies, which comprises Olicom's share in the operating result, amortization of goodwill and write-downs, amounted to a loss of DKK 43 million.

RESULTS OF PRIMARY ACTIVITIES

The Company's result of its primary activities was a deficit of DKK 60 million. The result from portfolio companies was a loss of DKK 43 million, which comprises the Company's share of the portfolio companies' operating losses, amortization of goodwill and depreciation.

The Company's administrative expenses amounted to DKK 17 million.

FINANCIAL INCOME AND TAX

Financial income. Financial net income amounted to DKK 7 million in 2001 compared to a net income of DKK 26 million in 2000.

The Group had an interest net income of DKK 7 million in 2001 compared to DKK 6 million the year before.

In 2001, the Group had a net gain of DKK 0.1 million relating to foreign currency contracts and exchange rate adjustments of monetary assets in US dollars.

Income taxes. The result for 2001 is not taxable, due to loss carryforwards.

CASH FLOW

The Group's total cash position at the end of 2001 amounted to DKK 170 million. During 2001, Olicom had a negative cash flow of DKK 19 million from operating activities (including discontinued operations). Investments in portfolio companies amounted to DKK 64 million.

The Company used DKK 2.7 million for the purchase of treasury shares in 2001.

SHAREHOLDERS' EQUITY

Shareholders' equity at year-end was DKK 228 million corresponding to 84% of total assets of DKK 271 million. At year-end 2000, the shareholders' equity was DKK 242 million.

CASH AND CASH EQUIVALENTS

At the end of 2001, cash and cash equivalents amounted to DKK 170 million corresponding to 62% of total assets.


DISTRIBUTION OF INCOME (LOSS)                                             DKK
                                                                      IN THOUSANDS
                                                                      ------------

Net income (loss) .............................................            (10,367)
                                                                      ------------
AT DISPOSAL ...................................................            (10,367)
                                                                      ------------

which the Board proposes to be distributed as follows:

To be carried forward to next year ............................            (10,367)
                                                                      ------------
                                                                           (10,367)
                                                                      ------------

REPORT OF MANAGEMENT

The Board of Directors and the Executive Management have today examined and approved the Annual Report 2001 for Olicom A/S comprising the Financial Statements for the Group and the Parent Company and the Directors' Report.

The Financial Statements for the Group and the Parent Company and the Directors' Report have been prepared in accordance with the Danish Company Accounts Act, the Danish Accounts Instructions and the guidelines for public companies established by the Copenhagen Stock Exchange. We consider the accounting policies applied adequate for the Financial Statements to give a true and fair view of the Company's and the Group's assets and liabilities, financial position and loss for the year.

The Financial Statements and proposal for the distribution of losses are submitted for adoption by the Annual General Meeting.


Lyngby, February 6, 2002


Executive Management:



Boje Rinhart
President, CEO


Lyngby, February 6, 2002


Board of Directors:



Lars Eskesen               Ralf Egede Andersen       Kriss Damon
Chairman                   Deputy Chairman



Monica Graham              Eric Korre Horten         Boje Rinhart



Adopted at the Annual General Meeting, March 21, 2002



Chairman of the Meeting

INDEPENDENT AUDITORS' REPORT


We have audited the Financial Statements for the Olicom Group and the Parent Company for 2001 as presented by Olicom's Board of Directors and Management.

THE AUDIT

We have planned and conducted our audit in accordance with generally accepted auditing standards as applied in Denmark to obtain reasonable assurance that the financial statements are free from material misstatements. Based on an evaluation of materiality and risk we have tested the basis and documentation for the amounts and disclosures in the financial statements. Our audit includes an assessment of the accounting policies applied and the accounting estimates made by the Board of Directors and the Management. In addition, we have evaluated the overall adequacy of the presentation in the Financial Statements.

Our audit has not resulted in any qualifications.

OPINION

In our opinion, the Financial Statements and the consolidated Financial Statements have been presented in accordance with the accounting provisions of Danish law and give a true and fair view of the Company's and the Group's assets and liabilities, financial position and loss for the year.


Copenhagen, February 6, 2002

ERNST & YOUNG                               KPMG C. JESPERSEN
Statsautoriseret Revisionsaktieselskab




Peter Hertz              Soren Strom        Sven Carlsen       Soren P. Krejler
State Authorised Public Accountants         State Authorised Public Accountants

ACCOUNTING POLICIES

IN GENERAL

The Financial Statements 2001 for the Olicom Group have been prepared in accordance with the Danish Company Accounts Act, the Danish Accounts Instructions and the guidelines for public companies established by the Copenhagen Stock Exchange.

As mentioned in the Directors' Report, the Company has changed its business strategy significantly during fiscal year 2000.

The Company uses full absorption of corporate income taxes. For 2000, the comparative figures concerning "Investments in affiliated companies" and "liabilities to affiliated companies" have been adjusted accordingly.

FOREIGN CURRENCY TRANSLATION

Accounts payable and receivable in foreign currencies have been converted into Danish kroner in accordance with the official exchange rates on the balance sheet date. Transactions in foreign currencies are converted to Danish kroner according to the exchange rate on the date of the transaction. Realized and unrealized currency gains and losses are included in the statement of income under financial income and losses.

An exchange rate adjustment of the foreign subsidiaries' shareholders' equity at the beginning of the year and an exchange rate adjustment of the statement of income from the exchange rate on the transaction date to the exchange rate at the year-end is made over shareholders' equity.

FOREIGN CURRENCY EXCHANGE CONTRACTS

The Parent Company has entered into foreign currency exchange contracts in order to hedge monetary assets in US dollars. Exchange rate adjustments have been made concerning same.

PRINCIPLES OF CONSOLIDATION

The consolidated Financial Statements are prepared on the basis of the financial statements of Olicom A/S and each affiliated company by the aggregation of accounts of similar nature. The financial statements used for the consolidation are prepared in accordance with the Olicom Group's accounting policies. The foreign affiliated companies' consolidated statements of income are converted to Danish kroner according to the exchange rate on the transaction date. The balance sheets are converted according to closing rates.

At the consolidation, an elimination of internal income (loss), internal outstanding accounts and profit and loss from transactions between the consolidated companies is made. The Parent Company's and the affiliated companies' own share of the affiliated companies are offset with the pro rata share of the affiliated companies' equity value on the acquisition date (past equity method).

At the statement of net income (loss) and shareholders' equity for the Olicom Group the minority interests' share of the affiliated companies' income and shareholders' equity are entered separately.

At the acquisition of affiliated companies, the share of the acquired company's equity value is made up according to the Olicom Group's accounting policies. If the acquisition price deviates from the equity value, the differential amount will, if possible, be distributed on the assets and liabilities or provisions that carry a higher or lower value. Further, provisions for expenses that it was decided to pay as a consequence of the acquisition are made. The remaining positive differential amounts are capitalized and amortized, while negative differential amounts will be transferred to a separate entry under shareholders' equity.

Newly acquired or established affiliated companies are included in the consolidated Financial Statements from the acquisition date. Sold affiliated companies are included in the consolidated Financial Statements until the date of the sale.


CONSOLIDATED STATEMENTS OF INCOME

NET INCOME (LOSS) FROM AFFILIATED COMPANIES/PORTFOLIO COMPANIES

Net income (loss) before income tax from affiliated companies/portfolio companies includes the pro rata share of the income (loss) before income tax of the affiliated companies/portfolio companies after the adjustment of internal profit margin and less depreciation of Group goodwill. The pro rata share of income tax of the affiliated companies'/portfolio companies' income (loss) of the year is included in the entry income tax.

INCOME FROM SALE OF ACTIVITIES

Income from the sale of the activities of the Company has been recognized as an income reduced by expenses related to the transactions.

INCOME TAXES

The Company accounts for income taxes by the liability method.

The Parent Company is jointly taxed with the Danish wholly-owned affiliated companies. The income tax expenses are allocated to the jointly taxed Danish companies pro rata to the companies' taxable income.


BALANCE SHEET DATA

TANGIBLE AND INTANGIBLE FIXED ASSETS/DEPRECIATION

Fixed assets are carried at cost less accumulated depreciation. Depreciation is charged on a straight-line basis to costs and expenses over the expected useful lives of the assets.

Equipment is depreciated over the expected useful life. Leasehold improvements are amortized over the shorter of their estimated lives or non-cancelable term of the lease.

Assets with a purchase/cost price less than DKK 9,800 per unit are charged in the acquisition year.

The balance (Group goodwill) between equity value and purchase price for shares in affiliated companies and portfolio companies is depreciated over the expected useful life estimated to three years.

INVESTMENTS IN AFFILIATED COMPANIES

The Company's investments in affiliated companies are accounted for by the equity method of accounting at the pro rata share of the companies' equity with addition of Group goodwill and deduction of internal profit margin and depreciation of Group goodwill.

Affiliated companies with negative equity are valued at DKK zero and any receivable from these companies is adjusted by the Parent Company's pro rata share of the negative equity to the extent such receivable is considered non-collectible.

If the negative equity exceeds the receivable, the remaining amount is accrued if the Parent Company has a legal or de facto obligation to cover the affiliated company's negative equity.

Net-appreciation of investments in affiliated companies is booked to the reserve for net-appreciations as part of equity in accordance with the equity method to the extent that the booked value exceeds the cost of investment.

INVESTMENTS IN PORTFOLIO COMPANIES

The Company's investments in portfolio companies, where the Company excersises a not insignificant control, are accounted for by the equity method of accounting at the pro rata share of the companies' equity with addition of goodwill and deduction of depreciation of Group goodwill.

Portfolio companies with negative equity are valued at DKK zero and any receivable from these companies is adjusted by the Parent Company's pro rata share of the negative equity to the extent such receivable is considered non-collectible.

If the negative equity exceeds the receivable, the remaining amount is accrued if the Parent Company has a legal or de facto obligation to cover the portfolio company's negative equity.

Net-appreciation of investments in portfolio companies is booked to the reserve for net-appreciations as part of equity in accordance with the equity method to the extent that the booked value exceeds the cost of investment.

ACCOUNTS RECEIVABLE

Accounts receivable are valued based on an individual evaluation of each debtor.

CASH AND CASH EQUIVALENTS

Cash and cash equivalents represent cash and short-term deposits with maturities of less than three months at the time of purchase.

DEFERRED TAX

Deferred tax is calculated based on the expected effective tax rate in 2001. Deferred tax assets are booked if it is anticipated that it will be realised within few years.

TREASURY SHARES

The holding of treasury shares is included without value in the balance sheet. Write off is booked directly to shareholders' equity.

CASH FLOW STATEMENT

The cash flow statement shows the Group's cash flow of the year and the Group's cash and cash equivalents at the beginning and the end of the year.

Cash flow from operating activities are presented indirectly and is made up as net income adjusted for non-cash operating entries, change in working capital, paid financial and extraordinary entries and paid income tax.

Cash flow from investing activities includes payment in connection with the acquisition and sale of fixed assets and securities attributed to investing activities.

Cash flow from financing activities includes payments to and from shareholders, purchase and sale of treasury shares and contracting and repayment of debts.

Cash flow includes available funds and realizable securities with an insignificant risk of change in value.

THE OLICOM GROUP
CONSOLIDATED STATEMENTS OF INCOME
JANUARY 1 -- DECEMBER 31, 2001

                                                                                      2000                2001
                                                                        NOTE              DKK IN THOUSANDS

Income (loss) from portfolio companies ........................           1             (3,635)            (43,025)
Administrative expenses .......................................           2             24,569              17,249
                                                                                  ------------        ------------
TOTAL OPERATING EXPENSES ......................................                         24,569              17,249
                                                                                  ------------        ------------
INCOME FROM PRIMARY OPERATIONS ................................                        (28,204)            (60,274)
                                                                                  ------------        ------------

Other operating income ........................................                            175                 810
Other operating expenses ......................................                            198                 796

INCOME BEFORE INTEREST ........................................                        (28,227)            (60,260)
                                                                                  ------------        ------------

Financial income ..............................................                          8,053               8,365
Financial expenses, etc .......................................                         (2,236)             (1,545)
Foreign currency gains (losses), net ..........................                         20,132                 101
                                                                                  ------------        ------------
                                                                                        25,949               6,921
                                                                                  ------------        ------------
INCOME BEFORE TAX .............................................                         (2,278)            (53,339)
                                                                                  ------------        ------------

Income tax ....................................................           3                  0                   0
                                                                                  ------------        ------------

INCOME FROM CONTINUING BUSINESS
OPERATIONS ....................................................                       (-2,278)             (53,339)
                                                                                  ------------        ------------

Income before tax from discontinued business operations .......         2,4             89,944              41,786
Income tax of discontinued business operations ................           3              7,209              (1,186)
                                                                                  ------------        ------------

INCOME FROM DISCONTINUED BUSINESS
OPERATIONS ....................................................                         82,735              42,972
                                                                                  ------------        ------------

NET INCOME (LOSS) .............................................                         80,457             (10,367)
                                                                                  ============        ============

THE OLICOM GROUP
BALANCE SHEET AT DECEMBER 31, 2001

                                                                                      2000          2001
                                                                       NOTE            DKK IN THOUSANDS
ASSETS
Leasehold improvements..............................................                         0             0
                                                                                   -----------   -----------
INTANGIBLE FIXED ASSETS.............................................     5                   0             0
                                                                                   -----------   -----------

Equipment...........................................................                       188           969
                                                                                   -----------   -----------
TANGIBLE FIXED ASSETS...............................................     6                 188           969
                                                                                   -----------   -----------

Investments in portfolio companies..................................     7              20,681        41,991
                                                                                   -----------   -----------
FINANCIAL FIXED ASSETS..............................................                    20,681        41,991
                                                                                   -----------   -----------

TOTAL FIXED ASSETS..................................................                    20,869        42,960
                                                                                   -----------   -----------

Long-term receivables...............................................     8                   0         3,677
                                                                                   -----------   -----------
LONG-TERM RECEIVABLES...............................................                         0         3,677
                                                                                   -----------   -----------

Outstanding amounts, portfolio companies............................                         0        24,589
Accounts receivable.................................................                     2,956           638
Other outstanding amounts...........................................                     1,590         2,082
Outstanding amounts, tax............................................     3                   0         2,231
Deposits and prepaid expenses.......................................                     4,194         3,254
Outstanding amounts relating to Olicom's demand for
refund of customs duty..............................................                         0        21,200
                                                                                   -----------   -----------
RECEIVABLES.........................................................                     8,740        53,994
                                                                                   -----------   -----------

CASH AND CASH EQUIVALENTS...........................................     9             277,635       169,967
                                                                                   -----------   -----------

TOTAL CURRENT ASSETS................................................                   286,375       227,638
                                                                                   -----------   -----------
TOTAL ASSETS .......................................................                   307,244       270,598
                                                                                   ===========   ===========

THE OLICOM GROUP
BALANCE SHEET AT DECEMBER 31, 2001



                                                                                      2000          2001
                                                                       NOTE             DKK IN THOUSANDS
SHAREHOLDERS' EQUITY
Common shares.......................................................                     4,641         4,339
Additional paid-in capital..........................................                   620,828             0
Treasury shares.....................................................                  (124,986)       (7,937)
Retained earnings...................................................                  (258,410)     (231,645)
                                                                                   -----------   -----------
TOTAL SHAREHOLDERS' EQUITY..........................................    10             242,073       228,047
                                                                                   -----------   -----------

Accrued product warranty expenses...................................                     2,999             0
                                                                                   -----------   -----------
PROVISIONS..........................................................                     2,999             0
                                                                                   -----------   -----------

Accounts payable....................................................                     9,774         7,088
Income taxes payable................................................     3               1,703           194
Restructuring charges ..............................................    11              31,229        30,118
Other accrued expenses..............................................                    19,466         5,151
                                                                                   -----------   -----------
CURRENT LIABILITIES.................................................                    62,172        42,551
                                                                                   -----------   -----------

TOTAL CURRENT LIABILITIES...........................................                    62,172        42,551
                                                                                   -----------   -----------
TOTAL LIABILITIES
AND SHAREHOLDERS' EQUITY............................................                   307,244       270,598
                                                                                   ===========   ===========

NOTES WITHOUT REFERENCE.............................................    12
CONTINGENT LIABILITIES..............................................    13

THE OLICOM GROUP
CONSOLIDATED STATEMENTS OF CASH FLOW

                                                                                        2000          2001
                                                                        NOTE             DKK IN THOUSANDS

Net income before minority interest...................................                    80,457      (10,367)
Adjustments...........................................................  14               (61,133)      29,752
Changes in working capital:
   Changes in accounts receivables, etc...............................                    44,422      (18,575)
   Changes in inventories.............................................                    32,078            0
   Changes in accounts payable and other payables.....................                  (100,178)     (17,001)
   Changes in long-term reveivables...................................                         0       (3.677)
                                                                                     -----------   ----------
                                                                                          (4,354)     (19,868)

Interest, etc., net...................................................                    33,445        6,006
                                                                                     -----------   ----------
Cash flow from ordinary operating activities..........................                   (29,091)     (13,862)
Income taxes paid during the year.....................................                     3,237       (1,901)
                                                                                     -----------   ----------
NET CASH PROVIDED BY (USED IN) OPERATING ACTIVITIES...................                   (32,328)     (15,763)
                                                                                     -----------   ----------

Investments, net......................................................                   (24,316)     (64,194)
Changes in receivables, portfolio companies...........................                         0      (24,577)
Capital expenditure...................................................                      (288)      (1,361)
Proceeds from sale of property and equipment..........................                     1,427           33
                                                                                     -----------   ----------
NET CASH PROVIDED BY (USED IN) INVESTING ACTIVITIES...................                   (23,177)     (90,099)
                                                                                     -----------   ----------

Purchase of treasury shares...........................................                    (7,910)      (2,719)
                                                                                     -----------   ----------
NET CASH PROVIDED BY (USED IN) FINANCING ACTIVITIES...................                    (7,910)      (2,719)
                                                                                     -----------   ----------

NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS .................                     1,241    (108,581)
Cash and cash equivalents at beginning of year........................                   278,344      277,635
Effects of exchange rates on cash.....................................                   (1,950)          913
                                                                                     -----------   ----------
CASH AND CASH EQUIVALENTS AT END OF YEAR..............................                   277,635      169,967
                                                                                     -----------   ----------

CASH AND CASH EQUIVALENTS AT DECEMBER 31
ACCORDING TO BALANCE SHEET............................................                   277,635      169,967
                                                                                     -----------   ----------

THE OLICOM GROUP
NOTES

                                                                                        2000          2001
NOTE 1. INCOME (LOSS) FROM PORTFOLIO COMPANIES                                           DKK IN THOUSANDS

Share of net income (loss)............................................                  (2,694)      (18,271)
Amortization of goodwill, net ........................................                     941         9,295
Loss in connection with exits ........................................                      --           783
Revaluation/write-down of investments ................................                      --       (14,676)
                                                                                   -----------   -----------
Income (loss) from portfolio companies, total.........................                  (3,635)      (43,025)
                                                                                   ===========   ===========


NOTE 2. ADMINISTRATIVE EXPENSES

Administrative expenses include "employee expenses" and "depreciations" as specified below:

EMPLOYEE EXPENSES:

The Group has had an average personnel headcount of 11 employees in fiscal year
2001 (2000: 32). At the end of 2001, the personnel headcount was 10 employees
(2000: 10).

Payroll costs. .......................................................                  27,687         4,703
Pensions and social security costs ...................................                     519           226
                                                                                   -----------   -----------
                                                                                        28,206         4,929
                                                                                   -----------   -----------
Salaries and remuneration to the Management and the Board of Directors represent:
Management ...........................................................                   2,154         1,668
Board of Directors ...................................................                     900           900
                                                                                   -----------   -----------
                                                                                         3,054         2,568
                                                                                   -----------   -----------
Total ................................................................                  31,260         7,497
                                                                                   ===========   ===========

In the amount "salaries and remuneration" to the Management, remuneration to the former Management up to its resignation is included in fiscal year 2000.

THE OLICOM GROUP
NOTES

                                                                             2000                2001
NOTE 2. ADMINISTRATIVE EXPENSES (CONTINUED)                                      DKK IN THOUSANDS

Employee expenses are included as follows:

Administrative expenses ..........................................              6,371               7,497
Income before tax of discontinued business operations ............             24,889                   0
                                                                         ------------        ------------
                                                                               31,260               7,497
                                                                         ============        ============

DEPRECIATION:
Leasehold improvements ...........................................                368                   0
Equipment ........................................................              3,891                 580
                                                                         ------------        ------------
                                                                                4,259                 580
Loss/gain on sale of fixed assets ................................             (1,427)                (33)
                                                                         ------------        ------------
Total ............................................................              2,832                 547
                                                                         ============        ============


                                                        INCOME             DEFERRED
                                                          TAX               INCOME
NOTE 3. INCOME TAX                                      PAYABLE               TAX              EXPENSED
                                                      ------------        ------------       ------------
Balance at January 1 ..........................              1,703                   0                  0
Adjustment of income tax from prior years .....             (1,839)                  0             (1,186)
Paid income tax ...............................             (1,901)                  0                  0
Tax on net income .............................                  0                   0                  0
                                                      ------------        ------------       ------------
Balance at December 31 ........................             (2,037)                  0             (1,186)
                                                      ============        ============       ============


The Olicom Group has deferred tax assets of approximately DKK 345 million (2000: approximately DKK 333 million), which are not meeting the Group's criteria for capitalization.

The estimated tax assets are distributed as follows:

                                                                 Denmark             USA
                                                               DKK million        DKK million
                                                              ------------       ------------
Temporary differences .................................               40.8                7.6
Loss carryover ........................................               73.8              200.1
United States taxes net of credits ....................                  0                8.7
Tax credit carryforwards ..............................                  0               14.4
                                                              ------------       ------------
Total .................................................              114.6              230.8
                                                              ============       ============

THE OLICOM GROUP
NOTES


NOTE 3. INCOME TAX (CONTINUED)

A total of DKK 74.9 million of the American tax assets are subject to limitation under the US Internal Revenue Code, causing a realization hereof having to be affected over a pre-defined time frame.

                                                                                       2000          2001
NOTE 4. INCOME FROM DISCONTINUED BUSINESS OPERATIONS                                    DKK IN THOUSANDS

DISCONTINUED BUSINESS OPERATIONS
Sale of activities....................................................                  54,168         4,824
Inventory adjustment .................................................                  20,967             0
Employee expenses ....................................................                 (18,680)            0
Refund of customs duty ...............................................                       0        29,014
Refund of VAT, canteen ...............................................                       0         3,055
Provisions, accounts receivable.......................................                       0         1,130
Other restructuring charges...........................................                  33,489         3,763
                                                                                   -----------   -----------
                                                                                        89,944        41,786
                                                                                   ===========   ===========


                                                                                    LEASEHOLD
                                                                                     IMPROVE-
NOTE 5. INTANGIBLE FIXED ASSETS                                                       MENTS
                                                                                   -----------
Cost at January 1 ..................................................                       905
Additions ..........................................................                         0
Disposals ..........................................................                       (31)
                                                                                   -----------
Cost at December 31.................................................                       874
                                                                                   -----------

Amortization at January 1 ..........................................                       905
Amortization .......................................................                         0
Amortization on disposals ..........................................                       (31)
                                                                                   -----------
Amortization at December 31.........................................                       874
                                                                                   -----------

Balance at December 31, 2001........................................                         0
                                                                                   ===========

THE OLICOM GROUP
NOTES


NOTE 6. TANGIBLE FIXED ASSETS                                                       EQUIPMENT
                                                                                   -----------
Cost at January 1 ..................................................                    63,283
Additions ..........................................................                     1,361
Disposals ..........................................................                   (59,280)
                                                                                   -----------
Cost at December 1..................................................                     5,364
                                                                                   -----------

Depreciation at January 1 ..........................................                    63,095
Depreciation .......................................................                       580
Depreciation on disposals ..........................................                   (59,280)
                                                                                   -----------
Depreciation at December 31 ........................................                     4,395
                                                                                   -----------

Balance at December 31, 2001 .......................................                       969
                                                                                   ===========

Depreciation period ................................................                 2-4 years
                                                                                   -----------

THE OLICOM GROUP
NOTES


NOTE 7. INVESTMENTS IN PORTFOLIO COMPANIES

                                                                  DKK
ACQUISITION PRICE                                            IN THOUSANDS
                                                             ------------
Acquisition price at January 1 ......................              24,316
Acquisitions ........................................              56,461
Disposals ...........................................             (10,326)
                                                             ------------
Acquisition price at December 31.....................              70,451
                                                             ------------

REVALUATION/WRITE-DOWN
Revaluation at January 1.............................              (3,635)
Currency adjustment..................................                  13
Share of net income (loss)...........................             (20,771)
Income tax...........................................                   0
Reversed prior year revaluation/write-down ..........               5,100
Offset in other outstanding amounts..................                  28
Amortization of goodwill, net .......................               9,295
                                                             ------------
                                                                  (28,460)
                                                             ------------

BOOK VALUE AT DECEMBER 31............................              41,991
                                                             ============

of which goodwill at December 31.....................              38,101
                                                             ------------

THE OLICOM GROUP
NOTES


NOTE 7. INVESTMENTS IN PORTFOLIO COMPANIES (CONTINUED)

Investments in portfolio companies are as follows:

50.73% of the share capital of Sifira Aps (CVR No. 25 37 92 25) with registered office in the Copenhagen municipality. The share capital is DKK 603,873.

28.15% of the share capital of GoPinocchio ApS (CVR No. 25 21 99 10) with registered office in the Copenhagen municipality. The share capital is DKK 305,500.

4.83% of the share capital of Vizion Factory e-learning A/S (CVR No. 18 57 31
05) with registered office in the Copenhagen municipality. The share capital is DKK 1,513,422.

50% of the share capital in Transynergy A/S (former Vizion Factory m-devices A/S) (CVR No. 10 04 93 69) with registered office in the Lyngby-Taarbaek municipality. The share capital is DKK 1,000,000.

50% of the share capital in ITE ApS (CVR No. 14 72 47 88) with registered office in the Copenhagen municipality. The share capital is DKK 1,000,000.

14.52% of the share capital of Comlog A/S (CVR No. 20 17 32 89) with registered office in the Aabybro municipality. The share capital is DKK 1,550,000.

22.24% of the share capital in Scalado AB with registered office in Lund, Sweden. The share capital is SEK 170,900.

16.86% of the share capital of Hymite ApS (CVR No. 21 82 58 40) with registered office in the Lyngby-Taarbaek municipality. The share capital is DKK 365,725.

17.21% of the share capital of Mobite A/S (CVR No. 25 45 06 47) with registered office in the Copenhagen municipality. The share capital is DKK 1,320,719.

8.52% of the share capital in Decuma AB with registered office in Lund, Sweden. The share capital is SEK 806,815.

THE OLICOM GROUP
NOTES


NOTE 8. LONG-TERM RECEIVABLES

A leasing contract for various IT equipment with a 3-year term. Short-term outstanding amounts are included in "Other outstanding amounts".


NOTE 9. LIQUIDITY AND CAPITAL RESOURCES

Of the Group's total cash position amounting to DKK 169,967,000, the Group has DKK 148,288,000, which are callable within three months, at its disposal.

The remaining DKK 21,679,000 represent restricted cash, which Olicom A/S does not have at its disposal within three months.


NOTE 10. SHAREHOLDERS' EQUITY

                                                          ADDI-
                                                         TIONAL
                                         COMMON          PAID-IN           TREASURY          RETAINED
                                         SHARES          CAPITAL            SHARES           EARNINGS           TOTAL
                                      ------------     ------------      ------------      ------------      ------------

Balance at January 1 ............            4,641          620,828          (124,986)         (258,410)          242,073
Adjustment beg. of year .........                           (58,156)                             58,156                 0
Acquisition of 287,300
treasury shares .................                                              (2,719)                             (2,719)
Decrease of share capital .......             (302)        (119,466)          119,768                                   0
Currency revaluation/
write-down ......................                                                                  (940)             (940)
Carryforwards ...................                          (443,206)                            443,206                 0
Net income (loss) ...............                                                               (10,367)          (10,367)
                                      ------------     ------------      ------------      ------------      ------------
Balance at December 31 ..........            4,339                0            (7,937)          231,645           228,047
                                      ============     ============      ============      ============      ============


The share capital of the company is DKK 4,339,324 divided into 17,357,295 shares of DKK 0.25 each.

The Olicom Group holds a total of 230,991 treasury shares (1.3%), nominally DKK 57,747.75, cost DKK 7,937,000.

THE OLICOM GROUP
NOTES


NOTE 11. RESTRUCTURING CHARGES

                                      BALANCE                                                             BALANCE
                                      JAN. 1          REVERSAL         ADDITIONS          PAID            DEC. 31
                                   ------------     ------------     ------------     ------------     ------------
Staff termination cost .......            2,863                0                0               74            2,789
Legal and other assistance ...            4,873            1,711            2,192            3,832            1,522
Lease cancellation cost ......           11,567              989                0              103           10,475
Other ........................           11,926              493            4,718              819           15,332
                                   ------------     ------------     ------------     ------------     ------------
                                         31,229            3,193            6,910            4,828           30,118
                                   ============     ============     ============     ============     ============


NOTE 12. STOCK OPTIONS

The activities regarding the Company's stock options can be specified as follows:

                           OUTSTANDING           EXERCISABLE        WEIGHTED-AVERAGE
                            NUMBER OF             NUMBER OF             EXERCISE
                            OPTIONS                OPTIONS             PRICE (DKK)
                        ---------------        ---------------      ----------------

December 31, 1999               550,741                182,118                 77.56

Granted                       2,345,000                                        63.57
Exercised                             0
Expired                        (519,116)                                       78.18
                        ---------------                              ---------------
December 31, 2000             2,376,625              2,163,969                 63.62
                        ---------------                              ---------------

Granted                         130,000                                        12.94
Exercised                             0
Expired                        (307,500)                                       70.20
                        ---------------                              ---------------
December 31, 2001             2,199,125              1,915,250                 62.99
                        ===============        ===============       ===============

THE OLICOM GROUP
NOTES


NOTE 13. CONTINGENT LIABILITIES

The Olicom Group has entered into non-cancellable operating leases, which expire during the period 2006 to 2008 with a net lease commitment as of December 31, 2001, amounting to minimum DKK 56,615,000 (2000: DKK 67,682,000), distributed as follows:

2002  .....................................................          11,326
2003 ......................................................           9,740
2004 ......................................................           9,983
2005 ......................................................          10,233
2006 ......................................................           6,887
Remaining .................................................           8,446
                                                                  ---------

Net minimum lease commitments..............................          56,615
                                                                  =========


The Olicom Group has entered into non-cancellable subleases, which expire during 2006 to 2008, amounting to DKK 55,253,000. The Olicom Group's net lease commitment amounts to DKK 1,362,000.

From time to time, the Company is involved in litigation relating to claims arising out of its operations in the normal course of business. As of December 31, 2001, the Company is not a party to any legal proceedings, the adverse outcome of which, in management's opinion, would have a material adverse effect on the Company's results of operations or financial position.

The Olicom Group has entered into foreign currency exchange contracts for the sale of foreign currency amounting to approximately DKK 15,137 million.

The Company has provided Nordea Bank with a guarantee of DKK 2,000,000 for a credit facility against invoices granted to a portfolio company.

THE OLICOM GROUP
NOTES


NOTE 14. ADJUSTMENTS TO CASH FLOW

                                                                                       2000          2001
                                                                                        DKK IN THOUSANDS

Depreciation and write-down fixed assets..............................                   4,261          547
Changes in restructuring provisions/
provisions for warranty and service obligations.......................                 (32,655)      (5,062)
Shares of portfolio companies' net income (loss)......................                   3,635       43,025
Interest receivable and similar income, net...........................                 (28,546)      (6,919)
Income tax of net income..............................................                   7,209       (1,186)
Other adjustments.....................................................                 (15,037)        (653)
                                                                                     ---------     --------

Total adjustments ..................................................                   (61,133)      29,752
                                                                                     =========     ========

THE PARENT COMPANY
CONSOLIDATED STATEMENTS OF INCOME
JANUARY 1 -- DECEMBER 31, 2001

                                                                                       2000          2001
                                                                       NOTE              DKK IN THOUSANDS

Income (loss) from portfolio companies .............................     1              (1,026)      (34,788)
Income (loss) from affiliated companies,
continuing business operations .....................................                   100,298        18,859
Administrative expenses ............................................     2              22,503        14,698
                                                                                   -----------   -----------
TOTAL OPERATING EXPENSES ...........................................                    22,503        14,698
                                                                                   -----------   -----------
INCOME FROM PRIMARY OPERATIONS .....................................                    76,769       (30,627)
                                                                                   -----------   -----------
Other operating income .............................................                       175           810
Other operating expenses ...........................................                       198           795

INCOME BEFORE INTEREST .............................................                    76,746       (30,612)
                                                                                   -----------   -----------

Financial income ...................................................                     4,458         2,999
Financial expenses, etc.............................................                   (23,367)      (20,748)
Foreign currency gains (losses), net ...............................                   (60,210)       (4,978)
                                                                                   -----------   -----------
                                                                                       (79,119)      (22,727)
                                                                                   -----------   -----------
INCOME BEFORE TAX ..................................................                    (2,373)      (53,339)
                                                                                   -----------   -----------

Income tax .........................................................     3                   0             0
                                                                                   -----------   -----------

INCOME FROM CONTINUING BUSINESS
OPERATIONS .........................................................                    (2,373)      (53,339)
                                                                                   -----------   -----------

Income before tax from discontinued business operations.............    2,4             45,614        38,995
Income from affiliated companies,
discontinued business operations ...................................     4              44,425         2,791
Income tax of discontinued business operations .....................     3               7,209        (1,186)
                                                                                   -----------   -----------

INCOME FROM DISCONTINUED BUSINESS
OPERATIONS .........................................................                    82,830        42,972
                                                                                   -----------   -----------

NET INCOME (LOSS) ..................................................                    80,457       (10,367)
                                                                                   ===========   ===========

THE PARENT COMPANY
BALANCE SHEET AT DECEMBER 31, 2001

                                                                                       2000          2001
                                                                       NOTE             DKK IN THOUSANDS
ASSETS
Leasehold improvements..............................................                         0             0
                                                                                   -----------   -----------
INTANGIBLE FIXED ASSETS.............................................     5                   0             0
                                                                                   -----------   -----------

Property and equipment..............................................                       188           969
                                                                                   -----------   -----------
TANGIBLE FIXED ASSETS...............................................     6                 188           969
                                                                                   -----------   -----------

Investments in portfolio companies..................................     7              17,327        41,991
Investments in affiliated companies.................................     8             634,625       671,194
                                                                                   -----------   -----------

FINANCIAL FIXED ASSETS..............................................                   651,952       713,185
                                                                                   -----------   -----------

FIXED ASSETS........................................................                   652,140       714,154

Long-term receivables...............................................     9                   0         3,677
                                                                                   -----------   -----------
LONG-TERM RECEIVABLES...............................................                         0         3,677
                                                                                   -----------   -----------

Accounts receivable.................................................                     1,564            60
Outstanding amounts, affiliated companies...........................                     2,941           745
Outstanding amounts, portfolio companies............................                         0        24,589
Other outstanding amounts...........................................                       358         1,584
Deposits and prepaid expenses.......................................                     3,517         3,070
Outstanding amounts relating to Olicom's demand for
refund of customs duty..............................................                         0        21,200
                                                                                   -----------   -----------
RECEIVABLES ........................................................                     8,380        51,248
                                                                                   -----------   -----------

CASH AND CASH EQUIVALENTS ..........................................    10             135,958        58,041
                                                                                   -----------   -----------

TOTAL CURRENT ASSETS................................................                   144,338       112,966
                                                                                   -----------   -----------
TOTAL ASSET.........................................................                   796,478       827,120
                                                                                   ===========   ===========

THE PARENT COMPANY
BALANCE SHEET AT DECEMBER 31, 2001

                                                                   2000               2001
                                                    NOTE               DKK IN THOUSANDS

SHAREHOLDERS' EQUITY
Common shares ...............................                         4,641               4,339
Additional paid-in capital ..................                       562,672                   0
Revaluation surplus .........................                       207,847             244,416
Treasury shares .............................                      (118,785)             (1,736)
Retained earnings ...........................                      (414,302)            (18,972)
                                                               ------------        ------------
TOTAL SHAREHOLDERS' EQUITY ..................         11            242,073             228,047
                                                               ------------        ------------

Accrued product warranty expenses ...........                           780                   0
                                                               ------------        ------------
PROVISIONS FOR RESERVES .....................                           780                   0
                                                               ------------        ------------

Liabilities to affiliated companies .........                       523,748             586,735
Accounts payable ............................                         8,911               5,293
Income tax ..................................          3              1,000                   0
Restructuring charges .......................         12              7,249               3,811
Other accrued expenses ......................                        12,717               3,234
                                                               ------------        ------------

CURRENT LIABILITIES .........................                       553,625             599,073
                                                               ------------        ------------

TOTAL CURRENT LIABILITIES ...................                       553,625             599,073
                                                               ------------        ------------

TOTAL LIABILITIES
AND SHAREHOLDERS' EQUITY ....................                       796,478             827,120
                                                               ============        ============

NOTES WITHOUT REFERENCE .....................         13
CONTINGENT LIABILITIES ......................         14

THE PARENT COMPANY
NOTES


                                                                                             2000               2001
NOTE 1. INCOME (LOSS) FROM PORTFOLIO COMPANIES                                                   DKK IN THOUSANDS

Share of net income (loss) .......................................................               (617)            (16,398)
Amortization of goodwill, net ....................................................                409               8,677
Revaluation/write-down of investments ............................................                 --              (9,713)
                                                                                         ------------        ------------
Income (loss) from portfolio companies, total ....................................             (1,026)            (34,788)
                                                                                         ============        ============


NOTE 2. ADMINISTRATIVE EXPENSES

Administrative expenses include "employee expenses" and "depreciations" as specified below:

EMPLOYEE EXPENSES:

The Parent Company has had an average personnel headcount of 10 employees in fiscal 2001 (1999: 29)

Payroll costs ....................................................................             25,200               3,013
Pensions and social security costs ...............................................                519                 226
                                                                                         ------------        ------------
                                                                                               25,719               3,239
                                                                                         ------------        ------------
Salaries and fees to the Management and the Board of Directors represent:
Management .......................................................................              2,154               1,668
Board of Directors ...............................................................                900                 900
                                                                                         ------------        ------------
                                                                                                3,054               2,568
                                                                                         ------------        ------------
Total ............................................................................             28,773               5,807
                                                                                         ============        ============

In the amount salaries and fees to the Management, remuneration to the former
Management up to its resignation is included in fiscal year 2000

Employee expenses are included as follows:

Administrative expenses ..........................................................              5,030               5,807
Income before tax of discontinued business operations ............................             23,743                   0
                                                                                         ------------        ------------
                                                                                               28,773               5,807
                                                                                         ============        ============

THE PARENT COMPANY
NOTES

                                                                                      2000          2001
NOTE 2. ADMINISTRATIVE EXPENSES (CONTINUED)                                            DKK IN THOUSANDS

DEPRECIATION:
Equipment.............................................................                   3,671           580
Leasehold improvements................................................                     368             0
                                                                                   -----------   -----------
                                                                                         4,039           580
Loss (gain) on sale of fixed assets...................................                    (794)          (33)
                                                                                   -----------   -----------
Total.................................................................                   3,245           547
                                                                                   ===========   ===========


                                                                INCOME
                                                                  TAX
NOTE 3. INCOME TAX                                              PAYABLE             EXPENSED
                                                              ------------        ------------
Balance at January 1 ..................................              1,000                   0
Paid income tax .......................................               (941)                  0
Adjustment of income tax from prior years .............                (59)                  0
Share of income tax, affiliated companies .............                  0              (5,632)
Income tax of net income ..............................                  0                   0
                                                              ------------        ------------
Balance before affiliated companies,
at December 31 ........................................                  0              (5,632)
Income tax, affiliated companies ......................                  0               4,446
                                                              ------------        ------------
Balance at December 31 ................................                  0              (1,186)
                                                              ============        ============


                                                                                      2000          2001
NOTE 4. INCOME FROM DISCONTINUED BUSINESS OPERATIONS                                   DKK IN THOUSANDS

DISCONTINUED BUSINESS OPERATIONS
Sale of activities....................................................                  54,168         4,824
Inventory adjustment..................................................                  15,806             0
Employee expenses ....................................................                (17,524)             0
Refund of customs duty ...............................................                       0        29,014
Refund of VAT, canteen ...............................................                       0         3,055
Provisions, accounts receivable.......................................                       0         1,130
Other restructuring charges...........................................                  37,589         3,763
                                                                                   -----------   -----------
Total.................................................................                  90,039        41,786
                                                                                   ===========   ===========

THE PARENT COMPANY
NOTES

                                                                    LEASEHOLD
NOTE 5.  INTANGIBLE FIXED ASSETS                                  IMPROVEMENTS
                                                                  ------------
Cost at January 1..........................................                874
Additions .................................................                  0
Disposals .................................................                  0
                                                                  ------------
Cost at December 31........................................                874
                                                                  ------------

Amortization at January 1 .................................                874
Amortization ..............................................                  0
Write-down ................................................                  0
Amortization/write-down of disposals ......................                  0
                                                                  ------------
Amortization at December 31 ...............................                874
                                                                  ------------
Balance at December 31, 2001...............................                  0
                                                                  ============

Useful life ...............................................                 --
                                                                  ------------


                                                                  PROPERTY AND
NOTE 6. TANGIBLE FIXED ASSETS                                       EQUIPMENT
                                                                  ------------
Cost at January 1 .........................................             63,283
Additions .................................................              1,361
Disposals .................................................            (59,280)
                                                                  ------------
Cost at December 31........................................              5,364
                                                                  ------------

Depreciation at January 1 .................................             63,095
Depreciation ..............................................                580
Depreciation on/write-down of disposals ...................            (59,280)
                                                                  ------------
Depreciation at December 31 ...............................              4,395
                                                                  ------------

Balance at December 31, 2000 ..............................                969
                                                                  ============

Useful life ...............................................          2-4 years
                                                                  ------------

THE PARENT COMPANY
NOTES


NOTE 7. INVESTMENTS IN PORTFOLIO COMPANIES

                                                                  DKK
ACQUISITION PRICE                                            IN THOUSANDS
                                                             ------------
Acquisition price at January 1 ......................              18,353
Acquisitions ........................................              52,098
Disposals ...........................................                   0
                                                             ------------
Acquisition price at December 31.....................              70,451
                                                             ------------

REVALUATION/WRITE-DOWN
Revaluation at January 1.............................              (1,026)
Currency adjustment..................................                  13
Share of net income (loss)...........................             (18,898)
Income tax...........................................                   0
Reversed prior year revaluation/write-down ..........                   0
Offset in other outstanding amounts..................                 128
Amortization of goodwill, net .......................               8,677
                                                             ------------
                                                                  (28,460)
                                                             ------------

BOOK VALUE AT DECEMBER 31............................              41,991
                                                             ============

of which goodwill at December 31.....................              38,101
                                                             ------------

THE PARENT COMPANY
NOTES


NOTE 7. INVESTMENTS IN PORTFOLIO COMPANIES )CONTINUED)

Investments in portfolio companies are as follows:

50.73% of the share capital of Sifira Aps (CVR No. 25 37 92 25) with registered office in the Copenhagen municipality. The share capital is DKK 603,873.

28.15% of the share capital of GoPinocchio ApS (CVR No. 25 21 99 10) with registered office in the Copenhagen municipality. The share capital is DKK 305,500.

4.83% of the share capital of Vizion Factory e-learning A/S (CVR No. 18 57 31
05) with registered office in the Copenhagen municipality. The share capital is DKK 1,513,422.

50% of the share capital in Transynergy A/S (former Vizion Factory m-devices A/S) (CVR No. 10 04 93 69) with registered office in the Lyngby-Taarbaek municipality. The share capital is DKK 1,000,000.

50% of the share capital in ITE ApS (CVR No. 14 72 47 88) with registered office in the Copenhagen municipality. The share capital is DKK 1,000,000.

14.52% of the share capital of Comlog A/S (CVR No. 20 17 32 89) with registered office in the Aabybro municipality. The share capital is DKK 1,550,000.

22.24% of the share capital in Scalado AB with registered office in Lund, Sweden. The share capital is SEK 170,900.

16.86% of the share capital of Hymite ApS (CVR No. 21 82 58 40) with registered office in the Lyngby-Taarbaek municipality. The share capital is DKK 365,725.

17.21% of the share capital of Mobite A/S (CVR No. 25 45 06 47) with registered office in the Copenhagen municipality. The share capital is DKK 1,320,719.

8.52% of the share capital in Decuma AB with registered office in Lund, Sweden. The share capital is SEK 806,815.

THE PARENT COMPANY
NOTES


NOTE 8. INVESTMENTS IN AFFILIATED COMPANIES

                                                    OLICOM            OLICOM
                                                    TRADING          VENTURES
                                                      A/S               A/S              TOTAL
                                                  ------------      ------------      ------------
ACQUISITION PRICE
Acquisition price at January 1 ..............          362,670            11,400           374,070
Additions and disposals .....................                0                 0                 0
                                                  ------------      ------------      ------------
                                                       362,670            11,400           374,070
                                                  ------------      ------------      ------------
REVALUATION/WRITE-DOWN
Revaluation at January 1 ....................           73,924           193,052           266,976
Adjustment beginning of year ................             (355)           (6,066)           (6,421)
Adjusted revaluation at January 1 ...........           73,569           186,986           260,555
Net income ..................................           14,449             8,387            22,836
Net income tax ..............................             (645)           (4,987)           (5,632)
Net revaluation/write-down ..................           19,365                 0            19,365
                                                  ------------      ------------      ------------
                                                       106,738           190,386           297,124
                                                  ------------      ------------      ------------

BOOK VALUE AT DECEMBER 31 ...................          469,408           201,786           671,194
                                                  ============      ============      ============

Shares in affiliated companies relate to:

100% of the share capital of Olicom Trading A/S (CVR No. 71 14 14 11) with registered office in the Lyngby-Taarbaek municipality. The share capital is DKK 10 million.

100% of the share capital of Olicom Ventures A/S (CVR No. 15 88 34 48) with registered office in the Lyngby-Taarbaek municipality. The share capital is DKK 11.4 million.


NOTE 9. LONG-TERM RECEIVABLES

A leasing contract for various IT equipment with a 3-year term. Short-term outstanding amounts are included in "Other outstanding amounts".

THE PARENT COMPANY
NOTES


NOTE 10. LIQUIDITY AND CAPITAL RESOURCES

Of the total cash position amounting to DKK 58,041,000, Olicom A/S has DKK 36,362,000, which are callable within three months, at its disposal.

The remaining DKK 21,679,000 represent restricted cash, which Olicom A/S does not have at its disposal within three months.


NOTE 11. SHAREHOLDERS' EQUITY

                                                     ADDI-
                                                     TIONAL
                                     COMMON         PAID-IN       REVALUATION       TREASURY          RETAINED
                                     SHARES         CAPITAL         SURPLUS           SHARES          EARNINGS          TOTAL
                                  ------------    ------------    ------------     ------------     ------------     ------------

Balance at January 1 .........           4,641         562,672         214,268         (118,785)        (420,723)         242,073

Adjustment beg. of year ......                                          (6,421)                            6,421                0
Decrease of share capital ....            (302)       (119,466)                         119,768                                 0

Acquisition of 287,300
treasury shares ..............                                                           (2,719)                           (2,719)

Unrealized currency
losses/gains .................                                          20,318                           (20,318)               0

Revaluation/write-down of
affiliated companies .........                                            (953)                                              (953)

Revaluation/write-down of
portfolio companies ..........                                                                                13               13

Income brought forward .......                        (443,206)                                          443,206                0

Net income (loss) ............                                          17,204                           (27,571)         (10,367)
                                  ------------    ------------    ------------     ------------     ------------     ------------

Balance at December 31 .......           4,339               0         244,416           (1,736)         (18,972)         228,047
                                  ============    ============    ============     ============     ============     ============



The share capital of the Company is DKK 4,339,324 divided into 17,357,295 shares of DKK 0.25 each.

The Company holds a total of 200,011 treasury shares, nominally DKK 50,002.75, cost DKK 1,736,000.

THE PARENT COMPANY
NOTES


NOTE 11. SHAREHOLDERS' EQUITY (CONTINUED)

Granted options entitle the owner to acquire or subscribe for 2,199,125 shares of DKK 0.25 each. Of this number, 1,515,500 options are granted at a subscription price of USD 10.00, 650,000 options are granted at a subscription price of USD 5,00, the rest is granted at a subscription price of the market value at the time the options were granted.


NOTE 12. RESTRUCTURING CHARGES

                                      BALANCE                                                        BALANCE
                                      JAN. 1         REVERSAL        ADDITIONS        PAID           DEC. 31
                                   ------------    ------------    ------------    ------------    ------------
Staff termination cost ........             110               0               0              73              37
Legal and other assistance ....           3,977           1,191           1,342           3,186             942
Legal cancellation cost .......           2,123               0               0             208           1,915
Other .........................           1,039             465           1,404           1,061             917
                                   ------------    ------------    ------------    ------------    ------------
                                          7,249           1,656           2,746           4,528           3,811
                                   ============    ============    ============    ============    ============


NOTE 13. FEES TO AUDITORS

                                                                                       2000          2001
                                                                                        DKK IN THOUSANDS

Fees for statutory audit Ernst & Young ...............................                     723           400

Fees for statutory audit KPMG C. Jespersen ...........................                     117            97

Fees for other services than statutory audit
Ernst & Young.........................................................                      84           737

Fees for other services than statutory audit
KPMG C. Jespersen.....................................................                      50           192
                                                                                   -----------   -----------
                                                                                           974         1,426
                                                                                   ===========   ===========

THE PARENT COMPANY
NOTES


NOTE 14. CONTINGENT LIABILITIES

The Company has entered into non-cancellable operating leases, which expire during 2006 to 2008, amounting to DKK 56,096,000 at December 31, 2001. Of this amount, DKK 54,791,000 is referred to non-cancellable subleases expiring during 2006 to 2008. The net lease commitment amounts to DKK 1,305,000.

From time to time, the Company is involved in litigation relating to claims arising out of its operations in the normal course of business. As of December 31, 2001, the Company is not a party to any legal proceedings, the adverse outcome of which, in management's opinion, would have a material adverse effect on the Company's results of operations or financial position.

The Parent Company is jointly and severally liable with other jointly taxed companies for income tax of the joint taxation income.

The Company has entered into foreign currency exchange contracts for the sale of foreign currency amounting to approximately DKK 15,137 million.

The Company has provided Nordea Bank with a guarantee of DKK 2,000,000 for a credit facility against invoices granted to a portfolio company.